

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

> **Re: Global-E Online Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 13, 2021**
> **File No. 333-253999**

Dear Mr. Schlachet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed April 13, 2021

Recent Developments, page 6

1. We note your estimates for gross merchandise value for the period ended March 31, 2021. In order to provide proper context for this estimate, please provide balancing disclosure of your estimates for your revenues and net income/net loss for the same period (and a comparison to your actual results for the period ended March 31, 2020).

Notes to Consolidated Financial Statements
15. Subsequent Events, page F-36

2. Please revise your footnote to disclose how you will account for the warrants issued to Shopify. This disclosure should include the fair value of the warrants and the expected amortization period. The disclosure should comply with paragraph ASC 855-10-50-2 and

50-3. Tell us what consideration you gave to disclosing the percentage based fee in this footnote and in other disclosures throughout this filing. In addition, please confirm that Shopify is not deemed a customer under ASC 606-10.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Josh Kiernan